                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K
            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 1998

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3559

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Atlantic Electric 401(K) Savings and Investment Plan-B
     6801 Black Horse Pike
     Egg Harbor Twp., NJ 08234-4130

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Custom Stable Value Fund                     Spectrum Growth Fund
T. Rowe Price, Inc.                          T. Rowe Price, Inc.
100 East Pratt Street                        100 East Pratt Street
Baltimore, MD 21202                          Baltimore, MD 21202

Equity Income Fund                           Conectiv Class A Common Stock
T. Rowe Price, Inc.                          Conectiv
100 East Pratt Street                        800 King Street
Baltimore, MD 21202                          Wilmington, DE 19899-0231

International Stock Fund                     Conectiv Common Stock
T. Rowe Price, Inc.                          Conectiv
100 East Pratt Street                        800 King Street
Baltimore, MD 21202                          Wilmington, DE 19899-0231

Equity Index Fund
T. Rowe Price, Inc.
100 East Pratt Street
Baltimore, MD 21202

                       ATLANTIC ELECTRIC 401(K) SAVINGS
                            AND INVESTMENT PLAN - B

                              REPORT ON AUDIT OF
                             FINANCIAL STATEMENTS
                         as of and for the year ended
                               December 31, 1998
                          and SUPPLEMENTAL SCHEDULES
                     for the year ended December 31, 1998

                       ATLANTIC ELECTRIC 401(k) SAVINGS
                            AND INVESTMENT PLAN - B


                               TABLE OF CONTENTS



                                                               Pages
                                                               -----
Report of Independent Accountants                               2-3

Financial Statements:
  Statements of Net Assets Available for Benefits
      at December 31, 1998 and 1997                              4

  Statement of Changes in Net Assets Available for Benefits
      for the year ended December 31, 1998                       5

  Notes to Financial Statements                                 6-13

Supplemental Schedules:
  Assets Held for Investment at December 31, 1998            Item 27(a)*

  Reportable Transactions for the year ended
      December 31, 1998                                      Item 27(d)*


           * Refers to item numbers in Form 5500 (Annual Return Report of Employee Benefit Plan) for the Plan year ended December 31, 1998, which schedules are incorporated herein by reference.

                       Report of Independent Accountants
                       ---------------------------------

To the Personnel and Compensation
  Committee of Conectiv:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Atlantic Electric 401(k) Savings and Investment Plan - B at December 31, 1998, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Plan as of December 31, 1997 were audited by other independent accountants whose report dated June 17, 1998 expressed an unqualified opinion on those statements.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The additional information included in Supplemental Schedules Item 27(a) and Item 27(d) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. These Supplemental Schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Supplemental Schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
2400 Eleven Penn Center
Philadelphia, PA
April 30, 1999

INDEPENDENT AUDITORS' REPORT

Atlantic Electric 401 (K) Savings and Investment Plan - B

We have audited the accompanying statement of net assets available for benefits of Atlantic Electric 401 (K) Savings and Investment Plan - B as of December 31, 1997. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits, presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Parsippany, New Jersey
June 17, 1998

                           ATLANTIC ELECTRIC 401(k)
                        SAVINGS AND INVESTMENT PLAN - B

                Statements of Net Assets Available for Benefits
                          December 31, 1998 and 1997

                                       ASSETS                         1998               1997
                                                                      ----               ----
Investments at fair value:
     Common Collective Trust                                    $    11,401,168    $     10,920,800
     Mutual Fund Accounts                                            25,391,358          22,936,625
     Participant Loans                                                1,160,453           1,197,529
     Atlantic Energy, Inc. Common Stock                                 -                   116,219
     Conectiv Common Stock                                              137,057            -
     Conectiv Class A Common Stock                                       46,396            -

Contributions receivable:
     Employer                                                            26,299              15,619
     Employee                                                            73,333              46,269
                                                                ----------------   -----------------

Net assets available for benefits                               $    38,236,064    $     35,233,061
                                                                ================   =================

                See accompanying notes to financial statements

                           ATLANTIC ELECTRIC 401(k)
                        SAVINGS AND INVESTMENT PLAN - B

           Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1998

Additions:
     Employee contributions                                     $      2,662,617
     Employer contributions                                              747,529
     Interest income                                                     735,583
     Dividends received                                                1,198,338
     Net appreciation in fair value of investments                     2,681,026
                                                                -----------------

                    Total additions                                    8,025,093
                                                                -----------------

Deductions:
     Benefits paid to participants                                     3,945,030
     Administrative fees                                                   2,501
     Plan transfers                                                    1,074,559
                                                                -----------------

                    Total deductions                                   5,022,090
                                                                -----------------

Increase in net assets available for benefits                          3,003,003

Net assets available for benefits, at beginning of year               35,233,061
                                                                -----------------

Net assets available for benefits, at end of year               $     38,236,064
                                                                =================

               See accompanying notes to financial statements

                           ATLANTIC ELECTRIC 401(k)
                        SAVINGS AND INVESTMENT PLAN - B

                         Notes to Financial Statements

1.   Description of Plan:

          General:

     The following description of the Atlantic Electric 401(k) Savings and Investment Plan - B, a defined contribution plan (the "Plan"), provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Plan transfers during the year ended December 31, 1998 totaling $1,074,559 represent funds withdrawn by participants to be invested in other plans sponsored by the Company.

     On March 1, 1998, Atlantic Energy, Inc., the former parent company of Atlantic City Electric Company, and Delmarva Power & Light Company consummated a merger transaction to form Conectiv (the "Merger"). As a result of this merger, each share of Atlantic Energy, Inc. Common Stock was converted into 0.75 shares of Conectiv Common Stock and 0.125 shares of Conectiv Class A Stock.

          Contributions:

     All full-time bargaining unit employees of the Atlantic City Electric Company (the Company), are eligible to participate in the Plan. Additionally, any employee who is not a regular full-time employee shall be eligible to participate upon completion of 1,000 hours of service. Employees may contribute up to 10% of base pay. Upon enrollment in the Plan, a participant may direct employee contributions in any of six investment options. Options available to the employee, prior to the Merger were the Custom Stable Value Fund, Atlantic Energy, Inc. Common Stock Fund, Equity Index Fund, Equity Income Fund, International Stock Fund, and Spectrum Growth Fund. Subsequent to the Merger, the Atlantic Energy, Inc. option was replaced by the Conectiv Class A Common Stock Fund and Conectiv Common Stock. The tax savings portion of participant contributions (up to 6% of an employee's base pay) is matched by the Company at a rate of 50% not to exceed 3% of the employee's compensation. Federal income taxes on these contributions and the related income are deferred until withdrawn. Benefits from the tax savings portion of the Plan can be withdrawn upon the attainment of age 59-1/2, retirement, separation from service, death or in special financial hardship situations. In addition, employees may contribute up to an additional 10% of base pay on an after-tax basis to the supplemental savings portion of the Plan, which also earns income that is not subject to Federal income tax until withdrawn. These contributions may be withdrawn once a quarter subject to the provisions of the Internal Revenue Code.

          Distributions:

     At December 31, 1998 and 1997, there were no benefits payable to Plan participants.

          Participant Accounts:

     Participants' contributions are recorded in the period of the related payroll deductions. The Company's matching contributions are recorded in the period of the related participants' contributions. Income is recorded as earned. Distributions to participants are recorded in the period in which distributions are made. Participants are fully vested in employee and employer contributions in their respective accounts at all times.

          Plan Termination:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

          Administration Costs:

     Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Company. The facilities of the Company are used by the Plan at no charge. Loan processing fees are paid by the participants and deducted from Plan assets.

          Participant Loans Receivable:

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer from the investment fund to the participant loan fund. Loan terms range from 1-5 years and up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. The interest rate for 1998 and 1997 was 9%. Principal and interest is paid ratably through weekly payroll deductions.

2.   Summary of Significant Accounting Policies:

          Basis of Accounting:

     The financial statements of the Plan are prepared under the accrual basis of accounting.

          Investment Valuation and Income Recognition:

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost which approximates fair value.

     Purchases and sales of investments are recorded on the trade-date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

          Investments in Common Collective Trust:

     The Custom Stable Value Common Trust Fund invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

     The Trust's investment contracts are reported at their estimated fair value. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, the Trustee's Valuation Committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract values of the Fund at December 31, 1998 and 1997 were $11,401,168 and $10,920,800, respectively.

     For the years ended December 31, 1998 and 1997, the guaranteed insurance contracts of the Custom Stable Value Common Trust Fund, in aggregate, had an average yield of 6.11% and 6.38% and a weighted average crediting interest rate of 6.36% and 6.65%, respectively.

          Payment of Benefits:

     Benefits are recorded when paid.

          Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of financial statements and the changes in net assets available for benefits during the reporting period and, where applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

          Risks and Uncertainties:

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.


3.   Investment Options:

     The investment options available to plan participants have the following objectives:

     (i) T. Rowe Price Custom Stable Value Fund - to provide principal stability and a high level of monthly income;

     (ii) T. Rowe Price Equity Income Fund - to provide substantial dividend income and secondarily, long-term capital appreciations;

     (iii) T. Rowe Price Equity Index Fund - to match the performance of the Standard & Poor's Stock Index;

     (iv) T. Rowe Price International Stock Fund - to provide the diversifications of an international fund as well as the opportunity for long-term capital growth;

     (v) T. Rowe Price Spectrum Growth Fund - to provide long-term growth of capital;

     (vi) Conectiv Common Stock - to provide maximum capital appreciation and dividend income from Conectiv Common Shares.

     (vii) Conectiv Class A Common Stock - to provide maximum capital appreciation and dividend income from Conectiv Class A Common Shares.

4.   Schedule of Assets Held for Investments:

     The following table represents the fair value of investments by issuer comprising 5 percent or more of the Plan's assets:

                                                                                     December 31,
                                                                          --------------------------------
                                                                                1998               1997
                                                                                ----               ----
         Investments at Fair Value:
            Custom Stable Value Fund                                      $   11,401,168    $   10,920,800
            Equity Index Fund                                                 11,974,309         9,000,217
            Equity Income Fund                                                10,975,135        11,664,945
            Spectrum Growth Fund                                               1,829,097         1,753,528
                                                                          --------------    --------------

                                                                          $   36,179,709    $   33,339,490
                                                                          ==============    ==============

     The net appreciation in fair value of each significant type of investment for the year ended is as follows:

                                                                           December 31,
                                                                               1998
                                                                          --------------
         Equity Index Fund                                                $    2,395,298
         Equity Income Fund                                                      105,437
         Spectrum Growth Fund                                                     59,358
         International Stock Fund                                                 73,405
         Conectiv Common Stock Fund                                               32,611
         Conectiv Class A Common Stock Fund                                       20,234
         Atlantic Energy Common Stock Fund                                        (5,317)
                                                                          --------------

                                                                          $    2,681,026
                                                                          ==============

5.   Tax Status:

     The Plan obtained its latest determination letter on March 23, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   Investments by Funds:

     Net assets available for benefits are presented below for each investment fund as of December 31, 1998:

                                                  Non-
                                              Participant
                                                Directed                                                     Participant Directed
                                             ---------------  --------------------------------------------------------------------

                                                 Custom
                                                 Stable           Equity             Equity           Spectrum     International
                                                 Value             Index             Income            Growth          Stock
                                             ---------------  ----------------   ---------------    -------------  ---------------
           Investments at fair value:
              Common Collective Trust        $   11,401,168
              Mutual fund accounts                            $    11,974,309    $   10,975,135     $   1,829,097   $     612,817
              Participant loans
              Company Common Stock

           Contributions receivable:
              Employer                               26,299
              Participants                           16,570            22,717            23,316             4,712           2,119
                                             ---------------  ----------------   ---------------    -------------  ---------------

           Net assets available for benefits $   11,444,037   $    11,997,026    $   10,998,451     $   1,833,809  $      614,936
                                             ===============  ================   ===============    =============  ===============
                                                  ------------------------------------------------------
                                                                                           Conectiv
                                                                         Conectiv          Class A
                                                                         Company            Common
                                                        Loans             Stock             Stock               Total
                                                  ----------------    ---------------  -----------------   ----------------
           Investments at fair value:
              Common Collective Trust                                                                      $    11,401,168
              Mutual fund accounts                                                                              25,391,358
              Participant loans                     $   1,160,453                                                1,160,453
              Company Common Stock                                    $      137,057   $         46,396            183,453

           Contributions receivable:
              Employer                                                                                              26,299
              Participants                                  3,883                  8                  8             73,333
                                                    --------------    ---------------  -----------------   ----------------

           Net assets available for benefits        $   1,164,336     $      137,065   $         46,404    $    38,236,064
                                                    ==============    ===============  =================   ================

7. Changes in Net Assets Available for Benefits for the Year Ended December 31, 1998 by Fund:

                                                  Non-
                                               Participant
                                                Directed                             Participant Directed
                                              -------------   --------------------------------------------------------------------

                                                 Custom
                                                 Stable            Equity          Equity          Spectrum       International
                                                  Value            Index           Income           Growth            Stock
                                              -------------   --------------   --------------    -------------    -------------
        Additions:
           Interest income                    $    669,500     $     28,916     $     25,748      $     6,019      $      1,475
           Dividends                                     -          154,740          854,668          155,755            22,267
           Net appreciation in fair value
                   of investments                        -        2,395,298          105,437           59,358            73,405
           Employee contributions                  662,928          819,364          931,656          177,749            70,203
           Employer contributions                  747,529                -                -                -                 -
                                              -------------    -------------    -------------     ------------     -------------

                Total additions                  2,079,957        3,398,318        1,917,509          398,881           167,350
                                              -------------    -------------    -------------     ------------     -------------

        Deductions:
           Benefits paid to participants        (2,087,529)        (523,210)      (1,280,263)         (61,249)          (20,840)
           Administrative fees                      (1,043)            (695)            (546)            (165)              (52)
           Plan transfers                         (282,008)        (326,578)        (310,959)         (13,840)          (39,703)
                                              -------------    -------------    -------------     ------------     -------------

                Total deductions                (2,370,580)        (850,483)      (1,591,768)         (75,254)          (60,595)
                                              -------------    -------------    -------------     ------------     -------------

     Net increase (decrease) prior to
           interfund transfers                    (290,623)       2,547,835          325,741          323,627           106,755

     Interfund transfers, net                      786,873          435,538       (1,009,467)        (246,349)          (10,931)
                                              -------------    -------------    -------------     ------------     -------------

     Net increase (decrease)                       496,250        2,983,373         (683,726)          77,278            95,824

     Net assets, beginning of year              10,947,787        9,013,653       11,682,177        1,756,531           519,112
                                              -------------    -------------    -------------     ------------     -------------

     Net assets, end of year                  $ 11,444,037     $ 11,997,026     $ 10,998,451      $ 1,833,809      $    614,936
                                              =============    =============    =============     ============     =============
                                                                         Participant Directed
                                                  ---------------------------------------------------------------    --------------
                                                                                                     Conectiv
                                                                    Conectiv                         Class A
                                                                     Company         Atlantic         Common
                                                      Loans            Stock           Energy          Stock            Total
                                                   ------------     ----------      -----------      ----------      --------------
        Additions:
           Interest income                         $      3,883                     $        42                -     $     735,583
           Dividends                                          -     $     6,364           2,109      $     2,435         1,198,338
           Net appreciation in fair value
                   of investments                             -          32,611          (5,317)          20,234         2,681,026
           Employee contributions                             -              56             605               56         2,662,617
           Employer contributions                             -               -               -                -           747,529
                                                   ------------     -----------     -----------      -----------     -------------

                Total additions                           3,883          39,031          (2,561)          22,725         8,025,093
                                                   ------------     -----------     -----------      -----------     -------------

        Deductions:
           Benefits paid to participants                 28,061               -               -                -        (3,945,030)
           Administrative fees                                -               -               -                -            (2,501)
           Plan transfers                               (95,336)         (4,790)              -           (1,345)       (1,074,559)
                                                   ------------     -----------     -----------      -----------     -------------

                Total deductions                        (67,275)         (4,790)              -           (1,345)       (5,022,090)
                                                   ------------     -----------     -----------      -----------     -------------

     Net increase (decrease) prior to
           interfund transfers                          (63,392)         34,241          (2,561)          21,380         3,003,003

     Interfund transfers, net                            30,199         102,824        (113,711)          25,024                 -
                                                   ------------     -----------     -----------      -----------     -------------

     Net increase (decrease)                            (33,193)        137,065        (116,272)          46,404         3,003,003

     Net assets, beginning of year                    1,197,529               -         116,272                -        35,233,061
                                                   ------------     -----------     -----------      -----------     -------------

    Net assets, end of year                        $  1,164,336     $   137,065               -      $    46,404     $  38,236,064
                                                   ============     ===========     ===========      ===========     =============

8.  Investments by Fund as of December 31, 1997:

    Net assets available for benefits are presented below for each investment fund as of December 31, 1997:

                                                        Non-
                                                    Participant
                                                      Directed                        Participant Directed
                                                  ---------------     ----------------------------------------------------
                                                      Custom
                                                      Stable              Equity            Equity             Spectrum
                                                      Value               Index             Income              Growth
                                                  ---------------     ---------------   ----------------    --------------
           Investments at fair value:
              Common Collective Trust             $   10,920,800
              Mutual fund accounts                                    $    9,000,217    $    11,664,945     $   1,753,528
              Participant loans
              Atlantic Energy, Inc.
                   Common Stock

           Contributions receivable:
              Employer                                    15,619
              Employees                                   11,368              13,436             17,232             3,003
                                                  ---------------     ---------------   ----------------    --------------

           Net assets available for benefits      $   10,947,787      $    9,013,653    $    11,682,177     $   1,756,531
                                                  ===============     ===============   ================    ==============

                                                   -----------------------------------------------------    ----------------

                                                    International                           Atlantic
                                                        Stock              Loans             Energy              Total
                                                   ----------------   ----------------   ---------------    ----------------
           Investments at fair value:
              Common Collective Trust                                                                       $    10,920,800
              Mutual fund accounts                 $       517,935                                               22,936,625
              Participant loans                                       $     1,197,529                             1,197,529
              Atlantic Energy, Inc.
                   Common Stock                                                          $      116,219             116,219

           Contributions receivable:
              Employer                                                                                               15,619
              Employees                                      1,177                                   53              46,269
                                                   ----------------   ----------------   ---------------    ----------------

           Net assets available for benefits       $       519,112    $     1,197,529    $      116,272     $    35,233,061
                                                   ================   ================   ===============    ================

                            SUPPLEMENTAL SCHEDULES

                           ATLANTIC ELECTRIC 401(k)
                        SAVINGS AND INVESTMENT PLAN - B

              Item 27(a) - Schedule of Assets Held for Investment
                             at December 31, 1998

                                                                                                              Market
          Identity of Issue*                            Investment Type                      Cost             Value
----------------------------------------   -------------------------------------------  ---------------   --------------
T. Rowe Price:
     Custom Stable Value Fund              General Investment Company                   $    11,401,168   $   11,401,168
     Equity Index Fund                     Mutual Fund                                        7,752,690       11,974,309
     Equity Income Fund                    Mutual Fund                                        9,181,821       10,975,135
     Spectrum Growth Fund                  Mutual Fund                                        1,709,269        1,829,097
     International Stock Fund              Mutual Fund                                          566,757          612,817

*Conectiv Class A Common Stock             Common Stock                                          26,679           46,396
*Conectiv                                  Common Stock                                         104,485          137,057

Participant Loans                          Various loans at 9.00% maturing
                                           January 1998 through November
                                           2012                                                       -        1,160,453
                                                                                        ---------------   --------------

                 Total assets held for investment                                       $    30,742,869   $   38,136,432
                                                                                        ===============   ==============

* Parties-in-interest

                           ATLANTIC ELECTRIC 401(k)
                        SAVINGS AND INVESTMENT PLAN - B

               Item 27(d) - Schedule of Reportable Transactions
                     for the year ended December 31, 1998

                                           (c) Purchase      (d) Selling                          (i) Gain/
            (b) Description                    Price            Price            (g) Cost            Loss
----------------------------------------   --------------   ---------------   ---------------   ---------------
Custom Stable Value Fund:
     Purchases                             $   6,476,042                 -    $    6,476,042                 -
     Sales                                             -    $    5,994,853         5,994,853                 -

International Stock Fund:
     Purchases                                 1,552,167                 -         1,552,167                 -
     Sales                                             -         1,530,661         1,496,574    $       34,087

Equity Index Fund:
     Purchases                                 3,611,058                 -         3,611,058                 -
     Sales                                             -         3,031,793         2,526,486           505,307

Equity Income Fund:
     Purchases                                 2,594,244                 -         2,594,244                 -
     Sales                                             -         3,389,045         2,850,509           538,536

                                  SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



     Date:  June 30, 1999         /s/ John C. van Roden
                                  ---------------------------------------
                                  John C. van Roden, Senior Vice President
                                  and Chief Financial Officer